Exhibit 4.4

SECOND SUPPLEMENTAL INDENTURE

dated as of August 20, 2013

among

PHH CORPORATION
as Issuer

and

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.
as Trustee
to the Indenture dated as of August 11, 2010

9 ¼% Senior Notes due 2016

TABLE OF CONTENTS

PAGE

ARTICLE 1
RELATION TO INDENTURE; DEFINITIONS

Section 1.01. Relation to Indenture	2
Section 1.02. Definitions	2

ARTICLE 2
AMENDMENTS

Section 2.01. Amendments to the Indenture	2

ARTICLE 3
MISCELLANEOUS

Section 3.01. Certain Trustee Matters	13
Section 3.02. Continued Effect	13
Section 3.03. Provisions Binding on Company’s Successors	14
Section 3.04. Governing Law	14
Section 3.05. Severability	14
Section 3.06. Counterparts	14

SECOND SUPPLEMENTAL INDENTURE, dated as of August 20, 2013 (this “Second Supplemental Indenture”), between PHH CORPORATION, a Maryland corporation (the “Company”), and THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A., as trustee under the Indenture referred to below (in such capacity, the “Trustee”).

RECITALS OF THE COMPANY

WHEREAS, the Company and the Trustee entered into an Indenture, dated as of August 11, 2010, as amended by the First Supplemental Indenture, dated as of December 12, 2011 (as so amended, the “Indenture”), relating to the Company’s 9 ¼% Senior Notes due 2016, and, if and when issued, any Additional Notes, together with any Exchange Notes issued therefor, as provided in the Indenture (the “Notes”);

WHEREAS, pursuant to Section 9.02 of the Indenture, subject to certain conditions and exceptions, the Company and the Trustee, may amend the Indenture or the Notes with the written consent of the Holders of a majority in principal amount of the outstanding Notes;

WHEREAS, the Company desires to amend the Indenture;

WHEREAS, the Company has distributed an Offer to Purchase and Consent Solicitation Statement, dated August 6, 2013 (as amended from time to time, the “Tender Offer and Consent Solicitation”), and accompanying Consent and Letter of Transmittal, dated August 6, 2013, to the Holders of the Notes seeking their consent (the “Consent Solicitation”) to certain proposed amendments to the Indenture as described in the Statement (the “Proposed Amendments”);

WHEREAS,  the Company and the Trustee have received the requisite consents to the amendments to the Indenture set forth in this Second Supplemental Indenture; and

WHEREAS, all conditions necessary to authorize the execution and delivery of this Second Supplemental Indenture and to make this Second Supplemental Indenture valid and binding have been complied with or have been done or performed.

NOW, THEREFORE, for and in consideration of the premises set forth above, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders of the Notes, as follows:

ARTICLE 1
RELATION TO INDENTURE; DEFINITIONS

Section 1.01.  Relation to Indenture.  This Second Supplemental Indenture constitutes an integral part of the Indenture.

Section 1.02.  Definitions.  For all purposes of this Second Supplemental Indenture, capitalized terms used herein and not otherwise defined herein shall have the meanings assigned thereto in the Indenture.

ARTICLE 2
AMENDMENTS

Section 2.01.  Amendments to the Indenture.  This Second Supplemental Indenture shall be effective and binding immediately upon its execution by the parties hereto, but, notwithstanding an earlier execution date, the terms hereof shall not become operative until the initial date (the “First Operative Date”) of purchase by the Company of the Notes validly tendered,  not validly withdrawn and accepted pursuant to the Tender Offer and Consent Solicitation; provided, however, if, as a result of the proration procedures of the Tender Offer and Consent Solicitation, less than 50% of the Notes outstanding are accepted for purchase on the Initial Date, this Second Supplemental Indenture shall not become operative until the final date of purchase by the Company of the Notes validly tendered,  not validly withdrawn and accepted pursuant to the Tender Offer and Consent Solicitation (the “Second Operative Date”).  Effective as of the First Operative Date or the Second Operative Date, as applicable, this Second Supplemental Indenture hereby amends the Indenture as provided for below:

(a)         The existing definitions below contained in Section 1.01 of the Indenture are amended and restated in their entirety as follows:

“Asset Securitization Subsidiary” means (i) any Subsidiary engaged solely or substantially in the business of effecting asset securitization transactions and activities incidental thereto, or (ii) any Subsidiary whose primary purpose is to hold title or ownership interests in vehicles, equipment, leases, mortgages, relocation assets, financial assets and related assets under management and mortgage servicing advances, but not, for the avoidance of doubt, mortgage servicing rights.

“Debt” means:

(1) all debt, Obligations and other liabilities of the Company and the Company’s Subsidiaries which are, at the date as of which Debt is to be determined, includable as liabilities in a consolidated balance sheet of the Company and the Company’s Subsidiaries prepared in accordance with GAAP, other than

(v) accounts payable, trade payables, accrued fees and expenses,

(w) derivative transactions entered into in the ordinary course of business,

(x) current and deferred income taxes and other similar liabilities,

(y) minority interest and

(z) liabilities attributable to the conversion option in any Convertible Debt, plus

(2)                                 without duplicating any items included in Debt pursuant to the foregoing clause (1), (but excluding reinsurance obligations of Atrium Reinsurance Corporation and its successors and assigns) the maximum aggregate amount of all liabilities of the Company or any of the Company’s Subsidiaries under any Guarantee, indemnity or similar undertaking given or assumed of, or in respect of, the indebtedness, Obligations or other liabilities, assets, revenues, income or dividends of any Person other than the Company or one of the Company’s Subsidiaries; and

(3)                                 without duplicating any items included in Debt pursuant to the foregoing clauses (1) or (2), all other Obligations or liabilities of the Company or any of the Company’s Subsidiaries in relation to the discharge of the Obligations of any Person other than the Company or one of the Company’s Subsidiaries.

For purposes of this definition, accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Debt will not be deemed to be an incurrence of Debt.

“Foreign Subsidiary” means any Subsidiary of the Company that is not organized under the laws of the United States or any State thereof or the District of Columbia.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Servicing Advance Facility” means any funding arrangement with lenders, any Government-Sponsored Enterprise or any other counterparty based in whole or in part upon Servicing Advances under which funding is provided to the Company or any of the Company’s Subsidiaries.

“Subsidiary” means, with respect to any Person, any corporation, association, joint venture, partnership, limited liability company or other business entity of which at least a majority of the Voting Stock or other ownership interests having voting power for the election of directors, managers or trustees (or the equivalent) is, at the time as of which any determination is being made, owned or controlled by such Person or one or more Subsidiaries of such Person, or by such Person and one or more Subsidiaries of such Person, other than shares, interests, participations or other equivalents having such power by reason of the occurrence of any contingency. For the avoidance of doubt, Fleet Leasing Receivables Trust is not a Subsidiary of the Company.

(b)         Section 1.01 of the Indenture is hereby amended to add the following definitions:

“Convertible Debt” means Debt (including, for the avoidance of doubt, the Company’s existing 6.00% Convertible Senior Notes due 2017 and the Company’s 4.00% Convertible Senior Notes due 2014) that is either (a) convertible into the Company’s Capital Stock (and cash in lieu of fractional shares) and/or cash (in an amount determined by reference to the price of the Company’s Capital Stock) or (b) sold as units with call options, warrants or rights to purchase (or substantially equivalent derivative transactions) that are exercisable or exchangeable for the Company’s Common Stock and/or cash (in an amount determined by reference to the price of the Company’s Capital Stock).

“Interest Rate Protection Agreement” shall mean any interest rate swap agreement, interest rate cap agreement or other similar financial agreement or arrangement.

“Permitted Bond Hedge Transaction” means any call option (or substantively equivalent derivative transaction) on the Company’s Capital Stock purchased by the Company in connection with any Convertible Debt, with a strike price or exercise price (howsoever defined) initially equal to the conversion or exchange price (howsoever defined) of the related Convertible Debt (subject to rounding); provided that the purchase price for such Permitted Bond Hedge Transaction, less the proceeds received by the Company from the sale of any related Permitted Warrant Transaction, if any, does not exceed the net proceeds received by the Company from the sale of such Convertible Debt.

“Permitted Capped Call Transaction” means any call option (or substantively equivalent derivative transaction) on the Company’s Capital Stock purchased by the Company in connection with the issuance of any Convertible Debt, with a strike price or exercise price (howsoever defined) initially equal to the conversion or exchange price (howsoever defined) of the related Convertible Debt (subject to rounding) and with a limit on the amount deliverable to the Company upon exercise thereof based on a cap or upper strike price (howsoever defined); provided that the purchase price for such Permitted Capped Call Transaction does not exceed the net proceeds received by the Company from the sale of such Convertible Debt.

“Permitted Warrant Transaction” means any call option, warrant or right to purchase (or substantively equivalent derivative transaction) on the Company’s Capital Stock sold by the Company substantially concurrently with any purchase by the Company of a Permitted Bond Hedge Transaction and having an initial strike or exercise price (howsoever defined) greater than the strike or exercise price (howsoever defined) of such Permitted Bond Hedge Transaction.

“Unencumbered Borrowing Base” means, at any time, the sum of (a) the book value of all unencumbered and unrestricted tangible assets of the Company and its Subsidiaries’ other than mortgage servicing rights; plus (b) the book value of the Company’s and its Subsidiaries’ Unencumbered Mortgage Servicing Rights; provided that cash, cash equivalents and accounts receivable will be excluded in calculating the Unencumbered Borrowing Base.  For purposes of determining the Unencumbered Borrowing Base on any date, Unencumbered Mortgage Servicing Rights will be marked-to-market as of the Business Day prior to such date of determination.  For the avoidance of doubt, assets and mortgage servicing rights will not be included in the Borrowing Base if there are legal or contractual restrictions impairing or preventing the pledge of such assets or mortgage servicing rights in whole or in part (other than, in the case of mortgage servicing rights, restrictions imposed by guidelines of Government-Sponsored Enterprises).

“Unencumbered Mortgage Servicing Rights” of a Person means mortgage servicing rights owned by such Person free and clear of any Liens and for which no payment obligations are owed by such Person, or are required to be distributed, to any third parties.

“Unsecured Debt” means, without duplication, (i) the aggregate principal amount of all unsecured Debt for borrowed money of the Company and its Subsidiaries, (ii) the aggregate amount of unsecured reimbursement obligations in respect of drawn letters of credit issued for the account of the Company or any Subsidiary of the Company, (iii) the aggregate principal amount of any unsecured notes and debt securities issued by the Company or any Subsidiary of the Company, including, without limitation, the Notes, and (iv) the aggregate principal amount of any unsecured Guarantee by the Company or any of the its Subsidiaries of obligations of third Persons of the type described in clauses (i) through (iii).

(c)          Section 4.06 of the Indenture is hereby amended and restated in its entirety as follows:

Section 4.06.  Limitation on Subsidiary Debt.  (a) The Company will not permit any Material Subsidiary of the Company that is not a Subsidiary Guarantor to create, incur, issue, assume, Guarantee or otherwise become liable for any Debt (any Debt of a Subsidiary that is not a Subsidiary Guarantor, “Subsidiary Debt”), without guaranteeing the payment of the principal of, premium, if any, and interest on the Notes pursuant to Article 10.

(b) The foregoing restriction set forth in paragraph (a) of this Section 4.06 shall not apply to, and there shall be excluded from Indebtedness in any computation under such restriction, Subsidiary Debt constituting:

(i) Debt of a Person who in connection with the Company’s acquisition of the stock or equity of such Person becomes a Material Subsidiary, which such Debt existed before the time of the Company’s acquisition of such Person, was not created in anticipation thereof and is not Guaranteed by any other Subsidiary of the Company;

(ii) purchase money Indebtedness (including Capital Leases) to the extent permitted under Section 4.08(a)(ii);

(iii) Debt owed to the Company or any Subsidiary;

(iv) Debt outstanding on the date of the Indenture or any extension, renewal, replacement or refunding (collectively, “refinancing”) of any Indebtedness existing on the date of the Indenture or referred to in Section 4.06(b)(i) or 4.06(b)(ii); provided that the principal amount of the new Debt shall not exceed the principal amount of the Debt being refinanced plus any premium, including tender premium, or fees or transaction costs payable in connection with any such refinancing;

(v) Debt of an Asset Securitization Subsidiary, a Special Purpose Vehicle Subsidiary or a Foreign Subsidiary or any Parent Holding Company Guarantee;

(vi) Debt (other than Debt of Asset Securitization Subsidiaries) consisting of the obligation to repurchase mortgages and related assets or secured by mortgages and related assets in connection with other mortgage warehouse financing arrangements;

(vii) Debt incurred in connection with any Servicing Advance Facility;

(viii) Debt pursuant to any software licensing agreement that is treated as a Capital Lease for accounting purposes of the Company and the Company’s consolidated Subsidiaries;

(ix) Debt (including securitizations) incurred in connection with the financing of mortgage servicing rights; provided that at no time may more than $350,000,000 of mortgage servicing rights of the Company and its Material Subsidiaries (valued as of the day any encumbrances in respect thereof were first created or given) be subject to encumbrances in respect of such Debt; provided that on a pro forma basis after giving effect to the incurrence of such Debt and the application of the proceeds therefrom, the Company’s Unencumbered Borrowing Base is equal to at least 1.2 times the amount of Unsecured Debt at such time;

(x) Any recourse, liability or obligation incurred in connection with the sale or financing of fleet vehicle leases; provided that the aggregate amount of such recourse, liability or obligation shall not exceed $50,000,000 at any time; and

(xi) Debt in an aggregate principal amount that (together without duplication with the aggregate principal amount of secured Debt then outstanding under Section 4.08(a)(xxiii) does not exceed the greater of (x) $300,000,000 or (y) 15% of Tangible Net Worth.

(c) For purposes of determining compliance with this covenant, in the event that an item of Subsidiary Debt meets the criteria of more than one of the categories of permitted Subsidiary Debt described in Section 4.06(b)(i) through(b)(xi) hereof, the Company, in its sole discretion, may classify or reclassify such item of Subsidiary Debt in any manner that complies with this covenant and the Company may divide and classify an item of Subsidiary Debt in more than one of the types of Subsidiary Debt described in Section 4.06(b)(i) through (b)(xi) hereof.

(d)         Section 4.07 of the Indenture is hereby amended and restated in its entirety as follows:

Section 4.07.  Limitation on Restricted Payments.  (a) The Company shall not, directly or indirectly, declare or pay any dividend, or make any distribution on account of its Capital Stock, or purchase, repurchase, redeem, acquire or retire for value any such Capital Stock (such transactions being referred to herein as “Restricted Payments”), if, after giving effect to such Restricted Payment, the Company’s Debt/Tangible Equity Ratio, calculated as of the most recently completed month end for which internal financial statements are available, would exceed 6.0 to 1.

(b) Notwithstanding the foregoing, the foregoing provision shall not prohibit the following actions:

(i) the payment of any dividend within 60 days after the date of declaration thereof, if at such date of declaration such payment was permitted by the provisions of the Indenture;

(ii) the making of a Restricted Payment out of the proceeds of a substantially concurrent issuance and sale for cash (other than to a Subsidiary) of the Company’s Equity Interests (other than Disqualified Stock);

(iii) the making of a Restricted Payment by the Company in its Equity Interests (other than Disqualified Stock) or in options, warrants or other rights to purchase such Equity Interests;

(iv) (y) a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value or of the Company’s common Equity Interests or (z) the payment of cash in settlement of any Equity Interest that by its terms may, or is required to, be settled in cash, in each case, held by any future, present or former employee, director or consultant of the Company or any of the Company’s Subsidiaries pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or other agreement or arrangement; provided that the aggregate cash consideration paid therefore or in settlement thereof in any twelve-month period after the Issue Date does not exceed an aggregate amount of $5.0 million (with unused amounts carried over to future periods up to $10.0 million in any twelve-month period);

(v) repurchases of Equity Interests deemed to occur upon exercise of stock options, warrants or other securities if such Equity Interests represent a portion of the exercise price of such options or warrants and repurchases of Equity Interests in connection with the exercise of stock options, warrants or other securities to the extent necessary to pay applicable withholding taxes;

(vi) the payment of cash in lieu of the issuance of fractional shares upon the exercise of options or warrants or upon the conversion or exchange of Capital Stock of any such Person;

(vii) the purchase by the Company of fractional shares arising out of stock dividends, splits or combinations or business combinations or other similar transactions; and

(viii) (y) any payments or deliveries in connection with (including, without limitation, purchases of) any Permitted Bond Hedge Transaction or Permitted Capped Call Transaction and (z) payments made to exercise, settle or terminate any Permitted Warrant Transaction (1) by delivery of the Company’s Capital Stock, (2) by set-off against the related Permitted Bond Hedge Transaction or (3) with cash payments in an aggregate amount not to exceed the aggregate amount of any payments received by the Company pursuant to the exercise, settlement or termination of any related Permitted Bond Hedge Transaction.

(e)          Section 4.08 of the Indenture is hereby amended and restated as follows:

Section 4.08.  Limitations on Liens.  (a) The Company will not, and will not permit any Material Subsidiary of the Company to, incur any Lien (the “Initial Lien”) to secure Debt without equally and ratably securing the Notes except (each of the following, a “Permitted Lien”):

(i) deposits under worker’s compensation, unemployment insurance and social security laws or to secure statutory obligations or surety or appeal bonds or performance or other similar bonds in the ordinary course of business, or statutory Liens of landlords, carriers, warehousemen, mechanics and materialmen and other similar Liens, in respect of liabilities which are not yet due or which are being contested in good faith, Liens for taxes not yet due and payable, and Liens for taxes due and payable, the validity or amount of which is currently being contested in good faith by appropriate proceedings and as to which foreclosure and other enforcement proceedings shall not have been commenced (unless fully bonded or otherwise effectively stayed);

(ii) purchase money Liens granted to the vendor or Person financing the acquisition or development of property, plant or equipment if:

(A)       limited to the specific assets acquired and, in the case of tangible assets, other property which is an improvement to or is acquired for specific use in connection with such acquired property or which is real property being improved by such acquired property; and

(B)       the Debt secured by such Lien is the unpaid balance of the acquisition cost of the specific assets on which the Lien is granted;

(iii) Liens and/or Revolving Liens upon real and/or personal property, each of which Liens or Revolving Liens existed before the time of the Company’s acquisition of such property or the Company owning such property and was not created in anticipation thereof; provided that no such Lien or Revolving Lien shall extend to or cover any property of the Company or a Material Subsidiary other than the respective property so acquired and improvements thereon;

(iv) Liens and Revolving Liens upon real and/or personal property of a Person who in connection with the Company’s acquisition of the stock or equity of such Person becomes a Material Subsidiary, each of which Liens or Revolving Liens existed before the time of the Company’s acquisition of such Person and was not created in anticipation thereof; provided that no such Lien shall extend to or cover any property of the Company or a Material Subsidiary other than of the Material Subsidiary (and its acquired Affiliates) so acquired;

(v) Liens arising out of attachments, judgments or awards as to which an appeal or other appropriate proceedings for contest or review are promptly commenced (and as to which foreclosure and other enforcement proceedings

(A)       shall not have been commenced (unless fully bonded or otherwise effectively stayed) or

(B)       in any event shall be promptly fully bonded or otherwise effectively stayed);

(vi) Liens securing Debt of any Material Subsidiary owing to the Company or any Material Subsidiary;

(vii) Liens securing Debt and related Obligations (including in connection with asset securitization transactions), or securing interests in asset sale transactions which could alternatively be characterized as Debt, or securing obligations to pay rent incurred in connection with asset securitization transactions, which Debt or securitized assets are not reported on the Company’s consolidated balance sheet or that of the Company’s Material Subsidiaries, and which Liens cover only the assets securitized in the applicable asset securitization transaction or other assets identified in connection with an asset securitization transaction, and Liens on the stock or equity of any special purpose vehicle the sole purpose of which is to effectuate such asset securitization transaction;

(viii) Liens securing Debt and related Obligations of an Asset Securitization Subsidiary issued in asset securitization transactions, which Debt or securitized assets are reported on the Company’s consolidated balance sheet or that of the Company’s Material Subsidiaries, and which Liens cover only the assets securitized in the applicable asset securitization transaction or other assets identified in connection with an asset securitization transaction, and Liens on the stock of such Asset Securitization Subsidiary;

(ix) Liens covering only the property or other assets of any Special Purpose Vehicle Subsidiary and securing only the Debt of any such Special Purpose Vehicle Subsidiary;

(x) other Liens incidental to the conduct of the Company’s business or the ownership of the Company’s property and other assets, which do not secure any Debt and did not otherwise arise in connection with the borrowing of money or the obtaining of advances or credit and which do not, in the aggregate, materially detract from the value of the Company’s property or other assets or materially impair the use thereof in the operation of the Company’s business;

(xi) Liens covering only (a) the property, Capital Stock, or other assets of any Foreign Subsidiary or (b) the property or other assets (but not Capital Stock) of the Parent Holding Company with respect to any Foreign Subsidiary; provided that in the case of (b), the Liens secure Debt only of the relevant Foreign Subsidiary and, if applicable, a Parent Holding Company Guarantee permitted to be incurred under the Indenture;

(xii) Liens existing prior to the date of the Indenture;

(xiii) Liens on cash of Atrium Reinsurance Corporation and its successors and assigns in connection with its reinsurance business;

(xiv) any extension, renewal or replacement of Liens referred to in Section 4.08(a)(ii), (iii), (iv), (xii) and (xviii) hereof; provided that any such extension, renewal or replacement Lien shall be limited to the property covered by the Lien extended, renewed or replaced and that the obligation secured by such new Lien shall not be greater in amount than the Obligations secured by the Lien extended, renewed or replaced (plus any premium, including tender premium, or fees or transaction costs payable in connection with any such refinancing);

(xv) Liens incurred in the ordinary course of business to secure Debt utilized to fund net investment in leases and leased vehicles, mortgages and related assets and other assets under management programs which shall not include Liens on mortgage servicing rights;

(xvi) Liens on mortgages and related assets securing Obligations described under Section 4.06(b)(vi) and (vii) hereof;

(xvii) Liens in connection with Debt permitted under Section 4.06(b)(viii);

(xviii) Liens created as a result of a sale and leaseback transaction relating to assets not in excess of $100,000,000 in the aggregate on a cumulative basis;

(xix) Liens on cash or cash equivalents posted as collateral securing obligations of the Company or any Subsidiary of the Company in respect of Interest Rate Protection Agreements, mortgage repurchases, letters of credit and surety bonds;

(xx) Liens on mortgage servicing rights and proceeds thereof securing Debt (and related obligations) permitted by Section 4.06(b)(ix);

(xxi) Liens securing judgments for the payment of money, provided that enforcement of such Liens has been stayed;

(xxii) Liens securing the Company’s and the Company’s Subsidiaries’ cash management obligations; and

(xxiii) Liens to secure Debt not otherwise permitted by any of Section 4.08(a)(i) through (xxii) hereof if, at the time any such Liens are incurred, the aggregate principal amount of Debt secured by such Liens (together without duplication with the aggregate principal amount of Subsidiary Debt then outstanding under Section 4.06(b)(xi) hereof does not exceed the greater of (x) $300,000,000 or (y) 15% of Tangible Net Worth.

(b) Any Lien created for the benefit of the Holders of the Notes pursuant to clause of this Section 4.08 shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged, without any additional action on the part of a Holder of Notes, upon the release and discharge of the Initial Lien.

(c) For purposes of determining compliance with this Section 4.08, (A) Permitted Liens need not be incurred solely by reference to one category of Permitted Liens described in Section 4.08(a) but are permitted to be incurred in part under any combination thereof and (B) in the event that a Lien (or any portion thereof) meets the criteria of one or more of the categories of Permitted Liens described in Section 4.08(a), the Company may, in its sole discretion, classify or reclassify such item of Permitted Liens (or any portion thereof) in any manner that complies with this Section 4.08 and the Company may divide and classify a Lien in more than one of the types of Permitted Liens in one of the clauses in Section 4.08(a).

ARTICLE 3
MISCELLANEOUS

Section 3.01.  Certain Trustee Matters.  The Recitals of the Company contained herein shall be taken as the statements of the Company, and the Trustee assumes no responsibility for their correctness.  The Trustee makes no representations as to the validity or sufficiency of this Second Supplemental Indenture or the proper authorization or the due execution hereof by the Company.

Section 3.02.  Continued Effect.

(a)         Except as expressly supplemented and amended by this Second Supplemental Indenture, the Indenture shall continue in full force and effect in accordance with the provisions thereof, and the Indenture (as supplemented and amended by this Second Supplemental Indenture) is in all respects hereby ratified and confirmed. This Second Supplemental Indenture and all the terms and conditions of this Second Supplemental Indenture shall be deemed to be part of the terms and conditions of the Indenture for any and all purposes.

(b)         If the Company notifies Global Bondholder Services Corporation, as tender agent under the Tender Offer and Consent Solicitation, that it has withdrawn or terminated the Consent Solicitation pursuant to the Tender Offer and Consent Solicitation, then the terms of this Second Supplemental Indenture shall be null and void and the Indenture and the Notes shall continue in full force and effect without any amendment or modification hereby.

Section 3.03. Provisions Binding on Company’s Successors.  All obligations of the Company pursuant to this Second Supplemental Indenture shall bind its successors and assigns whether so expressed or not.

Section 3.04. Governing Law.  THE SECOND SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

Section 3.05. Severability.  If any provision in this Second Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Second Supplemental Indenture or the Indenture shall not in any way be affected or impaired thereby.

Section 3.06.  Counterparts.  This instrument may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

(Signature Pages Follow)

IN WITNESS WHEREOF, the parties hereto have caused this Second Supplemental Indenture to be duly executed as of the day and year first above written.

PHH CORPORATION

By:	/s/ Richard J. Bradfield
Name: Richard J. Bradfield
Title: Senior Vice President and Treasurer

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A. as Trustee

By:	/s/ Richard Tarnas
Authorized Signatory

[Signature Page of Second Supplemental Indenture]